SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                 AMENDMENT NO. 1



                                 NetManage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    641144308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Michael R Littenberg, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308                   13D/A                  Page 2 of 7 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Emancipation Capital Master, Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                                  00
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          747,843
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          747,843
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                          747,843
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                          7.8% (See item 5)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
                                                 CO
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                  13D/A                  Page 3 of 7 Pages


----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Charles Frumberg
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS*
                                            OO
-----------------------------------------------------------------------------
     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                          747,843
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                          747,843
-----------------------------------------------------------------------------

     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                          747,843
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES *                        [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                          7.8% (See Item 5)
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON *
                                                 IN
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 641144308                  13D/A                  Page 4 of 7 Pages


The Schedule 13D filed on September 22, 2006 (the "Schedule 13D") by Emancipation Capital Master, Ltd., a Cayman islands exempted company ("Emancipation Capital"), and Mr. Charles Frumberg ("Mr. Frumberg"), who serves as the managing member of Emancipation Management LLC, ("Emancipation Management"), which acts as the investment manager of Emancipation Capital, (Emancipation Capital and Mr. Frumberg are sometimes hereinafter referred to collectively as the "Reporting Persons"), relating to the shares ("Shares") of common stock, $0.01 par value, of NetManage, Inc. (the "Issuer"), is hereby amended as set forth by this Amendment No. 1.

Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.           Identity and Background.

Item 2 of Schedule 13D is hereby amended to add the following.

     On November 21, 2007 Joseph A. Liemandt ("Mr. Liemandt"), Trilogy, Inc ("Trilogy") and Versata Enterprises, Inc ("Versata") hereinafter referred to collectively as the "Trilogy Reporting Persons," filed a Schedule 13D statement reporting the purchase by Versata of 250,000 Shares of the Issuer. Mr. Frumberg is a director of Trilogy. Versata is a wholly owned subsidiary of Trilogy. Mr. Liemandt is an officer and a director of Versata and the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy. The Reporting Persons disclaim beneficial ownership of securities owned by the Trilogy Reporting Persons and disclaim membership in a group with the Trilogy Reporting Persons.

     In determining information with respect to the Trilogy Reporting Persons, each Reporting Person has relied upon information set forth in filings with the Commission by the Trilogy Reporting Persons.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated as follows:

     As of November 21, 2007, the aggregate amount of funds used to purchase the Shares held by the Reporting Persons was $3,839,523. The Shares beneficially owned by the Reporting Persons were acquired with investment funds in accounts under management.


Item 4.                    Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and restated as follows:

     Each of the Reporting Persons originally acquired Shares for investment in the ordinary course of business. As previously indicated in its Schedule 13D, the Reporting Persons believe that the Shares at current market prices are undervalued and that the maximum value of the Issuer may best be realized through a sale of the Issuer to a third party. The Reporting Persons have engaged and intend to continue to engage in discussions, as deemed appropriate by the Reporting Persons, with the management and board of directors of the Issuer requesting them to give serious consideration to any acquisition proposals. In the ordinary course of their investment business, from time to time, representatives of the Reporting Persons engage in discussions with the management of companies in which they have invested concerning the business and operations of the company and potential approaches to maximizing shareholder

CUSIP No. 641144308                  13D/A                  Page 5 of 7 Pages


value. The Reporting Persons have engaged, and intend to continue to engage, in such discussions with the Issuer, other holders of the Issuer's Shares and/or third parties.

     The Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule 13D except as set forth in the preceding paragraph or this paragraph or such as would occur upon completion of any of the actions in either such paragraph. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, hedging their positions and/or otherwise changing their intentions with respect to any and all matters referred to herein.


Item 5.           Interest in Securities of the Company.

Item 5 of Schedule 13D is hereby amended and restated as follows:

     (a) As of November 21, 2007, the Reporting Persons beneficially owned, in the aggregate, approximately 7.8% of the Issuer's outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 9,581,012 Shares outstanding, which is the total number of Shares outstanding as of November 8, 2007, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

          Each of Mr. Liemandt and Diane Liemandt-Reimann, a director of Trilogy and the mother of Mr. Liemandt, are limited partners in certain investment funds controlled by Mr. Frumberg and affiliated with Emancipation Capital. Mr. Liemandt and Ms. Liemandt-Reimann do not have the power to vote or direct the vote, or to dispose or direct the disposition of any securities held by such funds.

     (b) The Reporting Persons have the following voting and dispositive powers over the Shares reported herein:

          (i) Emancipation Capital: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 747,843 Shares, or an aggregate of 7.8% of outstanding Shares.

          (ii) Mr. Frumberg: Beneficial owner, with shared power to vote or direct the vote and to dispose or direct the disposition, of 747,843 Shares and, or an aggregate of 7.8% of outstanding Shares.

     (c) During the past sixty (60) days there were no transactions in the Shares effected by the Reporting Persons.

     (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

CUSIP No. 641144308                  13D/A                  Page 6 of 7 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and restated as follows.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

CUSIP No. 641144308                  13D/A                  Page 7 of 7 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007


EMANCIPATION CAPITAL MASTER LTD.


    By: /s/ Charles Frumberg
        -----------------------
        Name:  Charles Frumberg
        Title: Director


CHARLES FRUMBERG

/s/ Charles Frumberg